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                                                                   Exhibit 99(a)

NEWS RELEASE                                         CLEVELAND-CLIFFS INC
                                                     1100 Superior Avenue
                                                     Cleveland, Ohio  44114-2589

                            CLEVELAND-CLIFFS REPORTS
                             THIRD QUARTER 1999 LOSS
                             -----------------------


         Cleveland, OH, October 20, 1999 - Cleveland-Cliffs Inc (NYSE:CLF) today reported a net loss of $10.7 million, or $.96 per diluted share, for the third quarter of 1999. In the third quarter of 1998, Cliffs recorded net income of $20.1 million, or $1.78 per diluted share. In the first nine months of 1999, the Company recorded a loss of $.2 million, or $.02 per diluted share, which compared with earnings of $37.5 million, or $3.30 per diluted share, in 1998.

         The decreases in third quarter and nine-month results were primarily due to production curtailments, which were undertaken to reduce inventory levels because of lower sales volume. Year-to-date sales volume was adversely affected by the extended shutdown of Rouge Industries' blast furnaces due to a tragic power plant explosion and significant imports of unfairly traded steel, especially semi-finished steel. Cliffs' iron ore pellet sales in the third quarter of 1999 were 2.3 million tons versus 4.4 million tons in 1998, and for the first nine months of 1999 were 5.0 million tons compared to 9.0 million tons in 1998. Full year sales are expected to be about 8.7 million tons versus 12.1 million tons in 1998. Lower price realization and reduced royalty and management fee income also contributed to the decrease in results.

         John S. Brinzo, Cliffs' president and chief executive officer said, "This was a difficult quarter for the Company as we took the necessary steps to reduce inventory by year-end to a more normal level. We allowed our pellet inventory to grow substantially pending the settlement of labor contracts on July 31. After successful labor negotiations, major production curtailments were scheduled in the second half of 1999. While the production curtailments largely occurred in the third quarter, production did not resume at the Empire and Tilden Mines in Michigan until earlier this week. The Hibbing and Wabush Mines both completed their five-week shutdowns in early September. The Company's wholly-owned Northshore Mine in Minnesota plans to keep its smallest pelletizing furnace down through the end of the year."

         Commenting further, Brinzo said, "While we anticipate the fourth quarter to be only break-even to modestly profitable, we are encouraged by improving steel fundamentals in North America. We are taking aggressive actions in 1999 to better position Cliffs for 2000. Margins on pellet sales should improve in 2000 due to higher volumes and continued unit cost reduction. While we do not anticipate that year 2000 earnings will return to the 1998 level, we expect significantly improved earnings next year."


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IRON ORE
--------

         Iron ore pellet production at Cliffs-managed mines was 6.8 million tons in the third quarter of 1999 versus 10.8 million tons in the third quarter of 1998. Nine month production was 26.9 million tons, down from 30.2 million tons in 1998. Following is a summary of production tonnages by mine for the third quarter and first nine months of 1999 and 1998:

                                                                      (Tons in Millions)
                                        ----------------------------------------------------------------------------
                                                  Third Quarter                           First Nine Months
                                        ----------------------------------        ----------------------------------
                                            1999                1998                  1999               1998
                                        --------------      --------------        -------------     ----------------
Empire                                        1.4                 2.1                  5.4                6.1
Hibbing                                       1.0                 2.1                  4.8                5.9
LTV Steel Mining                              1.8                 1.9                  5.3                5.5
Northshore                                     .8                 1.0                  3.0                3.2
Tilden                                         .8                 2.1                  4.6                5.0
Wabush                                        1.0                 1.6                  3.8                4.5
                                        --------------      --------------        -------------     ----------------
               Total                          6.8                10.8                 26.9               30.2
                                       ==============     ===============       ==============     ================

         Prior to initiating the cutbacks, 1999 was shaping up to be an excellent operating year for production and costs. Through July 31, production volume was 3 percent ahead of last year and unit operating costs were below 1998 costs. In 1998, the six mines managed by Cliffs implemented comprehensive cost reduction plans that were yielding encouraging results until the production cutbacks. Cost savings include maintenance planning programs, material purchasing initiatives, and research and engineering efforts. In addition, the installation of a Y2K compliant, enterprise-wide, software system was completed on time and on budget. The installation of the new system, which took about two years to complete, significantly upgraded information technology at the domestic operations and will also facilitate cost reduction efforts.

         New five-year labor agreements between United Steelworkers of America
(USWA) and the Empire, Hibbing, and Tilden Mines were ratified by the union membership in August. The agreements, which were patterned after agreements negotiated earlier by major steel companies, provide employees with improvements in pensions, wages, and other benefits. The agreements also commit the mines and the union to jointly seek operating cost improvements that will help reduce mine costs in a very competitive global iron ore market. LTV Steel Mining Company, in separate negotiations, also entered into a new five-year pattern agreement with the USWA. The Wabush Mine in Canada settled on a new five-year contract in July.

FERROUS METALLICS
-----------------

         Third quarter and nine-month results were also adversely affected by on-going ferrous metallics activities. The pre-tax costs of ferrous metallics activities, which are included in other expenses, were $2.9 million in the third quarter and $8.2 million in the first nine months. Comparable costs in 1998 were $1.2 million in the third quarter and $3.7 million in the first nine months. The 1999 costs include Cliffs' share of the start-up expenses of the joint venture plant in Trinidad and Tobago, which were $2.4 million in the quarter and $5.8 million in the first nine months.

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



         In commenting on ferrous metallics activities, Brinzo said, "Over the last several weeks, Cliffs and Associates Limited has produced a modest quantity of hot briquetted iron (HBI) at its plant in Trinidad and Tobago. The briquettes meet most of the quality specifications that were expected, including metallization of 93 percent. While the plant has experienced numerous mechanical problems during the start-up process, we remain confident in the Circored(R) process technology and expect to get the plant on track by the end of 1999. We expect to be able to produce at least 400,000 metric tons in 2000."

         The demand for ferrous metallics products, including CIRCAL(TM) briquettes, has improved primarily as a result of high operating rates at steel plants utilizing electric arc furnaces. Ferrous metallics prices have been rising during 1999, with HBI currently selling in the range of $100 to $110 per metric ton at ports in the Gulf of Mexico.


                                     * * * *

         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States, is a substantial iron ore merchant, and is beginning production of hot briquetted iron at a joint venture plant in Trinidad and Tobago.

         This news release contains forward-looking statements regarding financial performance, pricing, sales volume, and operating levels, which could differ significantly from current expectations due to inherent risks such as lower demand for steel, iron ore, and ferrous metallics products, higher steel imports, processing difficulties, or other factors. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which could cause actual results to differ materially. For further discussion of factors that could cause actual results to differ materially from those reflected in the forward looking statements, see the Company's Annual Report and reports on 10K and 10Q.



Contacts
--------

Media:  David L. Gardner, (216) 694-5407

Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

To obtain faxed copies of Cleveland-Cliffs Inc news releases dial
(800) 778-3888. News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

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                       CLEVELAND-CLIFFS INC

                 STATEMENT OF CONSOLIDATED INCOME


                                                              Three Months                Nine Months
                                                          Ended September 30,          Ended September 30,
                                                    ----------------------------   ----------------------------
(In Millions Except Per Share Amounts)                   1999             1998         1999              1998
--------------------------------------              ------------    ------------   ------------    ------------

REVENUES
     Product sales and services                     $       80.2    $      158.1   $      176.7    $      328.5
     Royalties and management fees                          10.3            15.5           33.0            36.8
                                                    ------------    ------------   ------------    ------------
             Total Operating Revenues                       90.5           173.6          209.7           365.3
     Interest income                                          .5             1.5            2.4             3.7
     Other income                                             .8             1.1            2.6             3.3
                                                    ------------    ------------   ------------    ------------
                                   TOTAL REVENUES           91.8           176.2          214.7           372.3

COSTS AND EXPENSES
     Cost of goods sold and operating expenses             100.3           141.1          191.0           298.8
     Administrative, selling and general expenses            3.3             3.4           11.2            13.0
     Interest expense                                        1.2              .1            2.4              .4
     Other expenses                                          3.5             4.4           12.3             9.4
                                                    ------------    ------------   ------------    ------------
                         TOTAL COSTS AND EXPENSES          108.3           149.0          216.9           321.6
                                                    ------------    ------------   ------------    ------------

INCOME (LOSS) BEFORE INCOME TAXES                          (16.5)           27.2           (2.2)           50.7

INCOME TAXES (CREDIT)                                       (5.8)            7.1           (2.0)           13.2
                                                    ------------    ------------   ------------    ------------

NET INCOME (LOSS)                                   $      (10.7)   $       20.1   $        (.2)   $       37.5
                                                    ============    ============   ============    ============

NET INCOME (LOSS) PER COMMON SHARE
     Basic                                          $       (.96)   $       1.80   $       (.02)   $       3.33
     Diluted                                        $       (.96)   $       1.78   $       (.02)   $       3.30

AVERAGE NUMBER OF SHARES
     Basic                                                  11.1            11.2           11.2            11.3
     Diluted                                                11.2            11.3           11.2            11.4

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                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                            Three Months                    Nine Months
                                                                         Ended September 30,            Ended September 30,
                                                                    ----------------------------    ----------------------------
(In Millions, Brackets Indicate Decrease in Cash)                        1999            1998            1999            1998
-------------------------------------------------                   ------------    ------------    ------------    ------------

OPERATING ACTIVITIES
     Net income (loss)                                              $      (10.7)   $       20.1    $        (.2)   $       37.5
     Depreciation and amortization:
         Consolidated                                                        2.8             2.1             7.2             6.4
         Share of associated companies                                       2.6             3.1             9.1             9.4
     Other                                                                   (.8)            3.6             1.0             3.9
                                                                    ------------    ------------    ------------    ------------
         Total before changes in operating assets and liabilities           (6.1)           28.9            17.3            57.2
     Changes in operating assets and liabilities                            32.3            45.1           (71.7)            2.4
                                                                    ------------    ------------    ------------    ------------
             Net cash from (used by) operating activities                   26.2            74.0           (54.6)           59.6

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated                                                       (1.9)          (12.7)          (12.2)          (18.8)
         Share of associated companies                                      (2.0)           (5.1)           (4.0)           (8.1)
     Investment in Cliffs and Associates Limited                                                            (3.0)          (10.8)
     Other                                                                  (3.5)                           (5.6)            1.3
                                                                    ------------    ------------    ------------    ------------
             Net cash (used by) investing activities                        (7.4)          (17.8)          (24.8)          (36.4)

FINANCING ACTIVITIES
     Dividends                                                              (4.2)           (4.1)          (12.6)          (12.1)
     Repurchases of Common Shares                                           (5.2)           (8.3)           (5.2)          (11.5)
                                                                    ------------    ------------    ------------    ------------
             Net cash (used by) financing activities                        (9.4)          (12.4)          (17.8)          (23.6)
                                                                    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    $        9.4    $       43.8    $      (97.2)   $        (.4)
                                                                    ============    ============    ============    ============

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                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION


                                                                                  (In Millions)
                                                            ---------------------------------------------------------
                                                              Sept. 30,      June 30,       Dec. 31,      Sept. 30,
                                                                1999           1999          1998            1998
                                                            ------------   ------------   ------------   ------------
                                    ASSETS
                                    ------

CURRENT ASSETS
      Cash and cash equivalents                             $       33.1   $       23.7   $      130.3   $      115.5
      Accounts receivable - net                                     47.0           54.1           58.8           68.9
      Inventories                                                  126.6          158.6           59.6           54.7
      Other                                                         16.4           11.6           11.2           15.0
                                                            ------------   ------------   ------------   ------------
                                     TOTAL CURRENT ASSETS          223.1          248.0          259.9          254.1

PROPERTIES - NET                                                   154.1          155.5          150.0          146.0

INVESTMENTS IN ASSOCIATED COMPANIES                                229.2          231.3          235.4          225.8

OTHER ASSETS                                                        82.2           80.5           78.2           76.7
                                                            ------------   ------------   ------------   ------------

                                             TOTAL ASSETS   $      688.6   $      715.3   $      723.5   $      702.6
                                                            ============   ============   ============   ============


                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES                                         $       77.1   $       79.6   $       89.2   $       87.0

LONG-TERM DEBT                                                      70.0           70.0           70.0           70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                                  65.7           68.2           70.5           69.8

OTHER LIABILITIES                                                   57.1           57.8           56.2           55.1

SHAREHOLDERS' EQUITY                                               418.7          439.7          437.6          420.7
                                                            ------------   ------------   ------------   ------------

               TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $      688.6   $      715.3   $      723.5   $      702.6
                                                            ============   ============   ============   ============


--------------------------------------------------------------------------------

UNAUDITED FINANCIAL STATEMENTS

      In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.

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